SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                   Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                           Form 40-F   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   __                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 7, 2011, whereby Subsea 7 S.A.  (the “Company”) today announced that the combination between Acergy S.A. and Subsea 7 Inc. was completed on January 7, 2011 following the closing of the Oslo Børs. As a result, the first day of trading in the shares and ADSs of Subsea 7 S.A. will be Monday January 10, 2011.

The Company’s authorised share capital is $900 million comprising 450 million common shares with a nominal, or par, value of $2 each. As a consequence of the combination, Subsea 7 S.A. has issued 156,839,759 new shares in Subsea 7 S.A. based on 147,267,380 shares issued and outstanding in Subsea 7 Inc. at completion.  As at January 10, 2011, the first day of trading as Subsea 7 S.A., the issued share capital of the Company will consist of 351,793,731 shares, of which, Subsea 7 S.A. has an indirect interest in 11,527,380 treasury shares representing 3.28% of total issued share capital of 351,793,731 shares.  A further 583,000 shares are held indirectly in an employee benefit trust to support the 2009 Long-Term Incentive Plan.

A further announcement will be published prior to opening of the Oslo Børs on January 10, 2011.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the first day of trading in the Subsea 7 S.A. common shares and ADSs , the expected date of delivery of Subsea 7 S.A. common shares, statements as to the ability of the Company to secure projects in the future, the expected benefits and synergies from the combination, the opportunities expected to be available to the Company and statements as to the expected timing of further announcements in connection with the combination.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.
Date: January 7, 2011	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac Title: Chief Executive Officer